U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934

                            B Y & C Management, Inc.
                 (Name of Small Business Issuer in its charter)


Florida                                                               52-2132622
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


23 Corporate Plaza, Suite 180, Newport Beach, California                   92663
(Address of principal executive offices)                              (Zip Code)


                    Issuer's telephone number: (949) 720-7320


Securities to be registered under Section 12(b) of the Act:


Title of Each Class                              Name of Each Exchange on which
to be so Registered:                             Each Class is to be Registered:
--------------------                             -------------------------------

        None                                                  None

Securities to be registered under Section 12(g) of the Act:

Common Stock, Par Value $.001                   Preferred Stock, Par Value $.001
-----------------------------                   --------------------------------
(Title of Class)                                (Title of Class)


                                   Copies to:

                              Thomas E. Stepp, Jr.
                             Stepp & Beauchamp, LLP
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                                  949.660.9700
                             Facsimile: 949.660.9010


                                  Page 1 of 18
                      Exhibit Index is specified on Page 17


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

                            B Y & C Management, Inc.,
                              a Florida corporation

                  Index to Registration Statement on Form 10-SB

Item Number and Caption                                                                               Page

1.     Description of Business                                                                          3

2.     Management's Discussion and Analysis of Financial Condition and Results of Operations            5

3.     Description of Property                                                                          10

4.     Security Ownership of Certain Beneficial Owners and Management                                   10

5.     Directors, Executive Officers, Promoters and Control Persons                                     11

6.     Executive Compensation                                                                           12

7.     Certain Relationships and Related Transactions                                                   12

8.     Description of Securities                                                                        13

PART II

1.     Market Price of and Dividends on the Registrant's Common Equity and Related                      14
       Stockholder Matters

2.     Legal Proceedings                                                                                15

3.     Changes in and Disagreements with Accountants                                                    15

4.     Recent Sales of Unregistered Securities                                                          15

5.     Indemnification of Directors and Officers                                                        16

PART F/S

Financial Statements                                                                               F-1 through F-8

PART III

1(a).  Index to Exhibits                                                                                17

1(b).  Exhibits                                                                                    E-1 through E-12

       Signatures                                                                                       18

Item 1. Description of Business.

Our Background. We were incorporated in Florida on April 29, 1998. On June 26, 2000, we amended our Articles of Incorporation to authorize 100,000,000 shares of common stock.

Our Business. We intend to be an Internet based association of property management professionals and licensed real estate brokers and agents. We anticipate that we will provide continuing education classes and develop certification programs for our membership of property management professionals and licensed real estate brokers and agents. Our courses of study will be designed to increase the knowledge of our membership in the property management industry and provide updated information regarding new regulations and licensing requirements. As a professional association, we also intend to develop and promote the adoption of policies and standards which provide guidance to property management professionals in an effort to establish a national set of standards to be applied and upheld by practitioners within the profession.

Our Website. We anticipate that our website will initially be developed as a corporate presence for us and used for marketing of our services. If we raise substantial capital or generate significant revenues, we anticipate that our website will be expanded to provide advice and information to property management professionals in a community based format as well as offer users free information on changing laws. We intend to further develop the website to serve as an online distributor of our continuing education products. If we generate significant revenues, we plan to expand and design our website to broadcast educational programs to our member and function as a marketplace for property management professionals as well as related businesses and consumers. We believe that our website could be developed to allow users to interact with other property management professionals to obtain advice and services from other property management professionals as well as purchase our various industry related products. We anticipate that in order to view or download our continuing education programs, customers will be issued a password.

Internet Advertising. If we generate significant revenues, we anticipate that we will expand and develop our website to broadcast educational programs to our member and function as a marketplace for property management professionals as well as related businesses and consumers. If we develop our website into such a marketplace, we anticipate that we will be able to generate advertising revenues from companies which have complementary products and services and desire to advertise our on website. The Internet is emerging as an attractive method for advertisers, due to the growth in the number of Internet users, the amount of time Internet users spend on the Internet, the increase in electronic commerce, the interactive nature of the Internet, the Internet's global reach, the ability to reach targeted audiences and a variety of other factors. Many of the largest advertisers in traditional media, including consumer products companies, automobile manufacturers and others, have increased their use of Internet advertising. We believe that larger companies will begin to allocate significant portions of their total advertising budgets for Internet advertising. We believe that significant revenues can be generated from online advertising, initially from small business service providers and product vendors and, as use of our website increases, from advertisers, such as consumer products companies.

Future Products. If we generate significant revenues in the next twelve to twenty-four months, we may further expand our website to provide multiple location real estate listings for properties listed by our property management professionals and real estate brokers and agents.

Our Target Markets and Marketing Strategy. We believe that our primary target market will consist of property management professionals and real estate brokers and agents licensed in California and other states. We intend to enter other markets by purchasing the lists of property management professionals and licensed real estate brokers and agents in good standing from the various states. We plan to mail to property management professionals and licensed real estate brokers and agents postcards which display information concerning our products and services.

We anticipate that we will market and promote our websites on the Internet. Our marketing strategy is to promote our services and products and attract businesses to our website. Our marketing initiatives include the following:

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

     o utilizing direct response print advertisements placed primarily in small business, entrepreneurial, and property management-oriented magazines and special interest magazines;

     o    links to industry focused websites;

     o advertising by television, radio, banners, affiliated marketing and direct mail;

     o    presence at industry tradeshows; and

     o entering into relationships with other website providers to increase our access to Internet business consumers.

Growth Strategy. Our objective is to become a dominant Internet based provider of continuing education classes and develop certification programs for our membership of property management professionals and licensed real estate brokers and agents. Key elements of our strategy include

     o    create awareness of our products and services;

     o    increase the number of Internet users to our websites;

     o    continue our websites;

     o    develop our relationships with clients;

     o    provide additional services for clients; and

     o pursue relationships with joint venture candidates which will support our development.

We believe that creating awareness of our website is critical in our effort to be a dominant Internet provider of continuing education classes and develop certification programs for our membership of property management professionals and licensed real estate brokers and agents.

Our Competition. While we compete with traditional "brick and mortar" providers of continuing education classes and develop certification programs, we believe that we will also compete with other Internet based companies and businesses that have developed and are in the process of developing websites which will be competitive with the products developed and offered by us. There can be no assurance that other websites or products which are functionally equivalent or similar to our websites and products have not been developed or are not in development. Many of these competitors have greater financial and other resources, and more experience in research and development, than us.

Government Regulation. We believe that we may need governmental approval for our continuing education classes and certification programs. Our business is subject to the California Department of Real Estate regulation and other federal and state laws relating to the continuing education classes and certification programs. We anticipate that we will be in compliance with all laws, rules and regulations material to our operations.

There is currently only a small body of laws and regulations directly applicable to access to or commerce on the Internet. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted at the international, federal, state and local levels with respect to the Internet, covering issues such as user privacy, freedom of expression, pricing, characteristics and quality of products and services, taxation, advertising, intellectual property rights, information security and the convergence of traditional telecommunications services with Internet communications. Moreover, a number of laws and regulations have been proposed and are currently being considered by federal, state and foreign legislatures with respect to these issues. The nature of any new laws and regulations and the manner in which existing and new laws and regulations may be interpreted and enforced cannot be fully determined.

In addition, there is substantial uncertainty as to the applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy. The vast majority of these laws were adopted prior to the advent of the Internet and, as a result, did not contemplate the unique issues and environment of the Internet. Future developments in the law might decrease the growth of the Internet, impose taxes or other costly technical requirements, create uncertainty in the market or in some other manner have an adverse effect on the Internet. These developments could, in turn, have a material adverse effect on our business, prospects, financial condition and results of operations.

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

We provide our services through data transmissions over public telephone lines and other facilities provided by telecommunications companies. These transmissions are subject to regulation by the Federal Communications Commission, state public utility commissions and foreign governmental authorities. However, we are not subject to direct regulation by the Federal Communications Commission or any other governmental agency, other than regulations applicable to businesses generally. Nevertheless, as Internet services and telecommunications services converge or the services we offer expand, there may be increased regulation of our business, including regulation by agencies having jurisdiction over telecommunications services. Additionally, existing telecommunications regulations affect our business through regulation of the prices we pay for transmission services, and through regulation of competition in the telecommunications industry.

The Federal Communications Commission has ruled that calls to Internet service providers are jurisdictionally interstate and that Internet service providers should not pay access charges applicable to telecommunications carriers. Several telecommunications carriers are advocating that the Federal Communications Commission regulate the Internet in the same manner as other telecommunications services by imposing access fees on Internet service providers. The Federal Communications Commission is examining inter-carrier compensation for calls to Internet service providers, which could affect Internet service providers' costs and consequently substantially increase the costs of communicating via the Internet. This increase in costs could slow the growth of Internet use and thereby decrease the demand for our services.

Federal legislation imposing limitations on the ability of states to impose new state taxes on e-commerce was enacted in 1998. The Internet Tax Freedom Act, as this legislation is known, exempts specific types of sales transactions conducted over the Internet from multiple or discriminatory state and local taxation through October 21, 2001. It is possible that this legislation will not be renewed when it terminates in October 2001. Failure to renew this legislation or the enactment of new legislation could allow state and local governments to impose taxes on Internet-based sales and use. Such taxes could decrease the demand for our products and services or increase our costs of operations.

Patents and Proprietary Rights. Our success depends in part upon our ability to preserve our trade secrets and operate without infringing the proprietary rights of other parties. However, we rely on certain proprietary technologies, trade secrets, and know-how that are not patentable. Although we have not yet registered an Internet domain name, we anticipate that we will own our Internet domain name. Under current domain name registration practices, no one else can obtain an identical domain name, but someone might obtain a similar name, or the identical name with a different suffix, such as ".org", or with a country designation. The regulation of domain names in the United States and in foreign countries is subject to change, and we could be unable to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our domain names.

Our Research and Development. We are not currently conducting any research and development activities and do not anticipate conducting such activities in the near future. If we generate significant revenues, we may expand our product line by entering into relationships with third parties.

Employees. As of September 5, 2000, we have two (2) employees. We do not currently anticipate that we will hire any employees in the next six months, unless we generate significant revenues. We believe our future success depends in large part upon the continued service of our key senior management personnel and our ability to attract and retain managerial personnel. From time-to-time, we anticipate that we will use the services of independent contractors and consultants to support marketing and sales and business development.

Facilities. Our executive, administrative and operating offices are located at 23 Corporate Plaza, Suite 180, Newport Beach, California 92663. Robert A. Younker, our President and a director, currently provides office space to us at no charge.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Information in this registration statement contains "forward looking statements" which can be identified by the use of forward-looking words such as "believes", "estimates", "could", "possibly", "probably", "anticipates",

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

"estimates", "projects", "expects", "may", "will", or "should" or other variations or similar words. No assurances can be given that the future results anticipated by the forward-looking statements will be achieved. The following matters constitute cautionary statements identifying important factors with respect to those forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the future results anticipated by those forward-looking statements. Among the key factors that have a direct bearing on our results of operations are the effects of various governmental regulations, the fluctuation of our direct costs and the costs and effectiveness of our operating strategy. Other factors could also cause actual results to vary materially from the future results anticipated by those forward-looking statements.

Liquidity and Capital Resources. We had cash resources of approximately $251 at June 30, 2000. Our total assets were approximately $251 and our total liabilities were approximately $0 as of June 30, 2000.

Results of Operations. For the fiscal year ended June 30, 2000, we have not yet realized any revenues from operations. We do not expect to realize any significant revenues in the foreseeable future. We cannot predict when we will begin realizing positive revenue.

Our Plan of Operation for the Next Twelve Months. Our plan of operation is materially dependent on our ability to complete the redevelopment of our website and raise additional capital to market our website. If we are able to raise additional capital or generate significant revenues, we anticipate that those revenues will be used to market our website, provide us with working capital and pay our legal and accounting fees for the next twelve months.

We are currently conducting a private placement of 150,000 shares of our common stock at a purchase price of $1.00 per share in transactions which we believe satisfy the requirements of that certain exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of that act and Rule 506 of Regulation D promulgated pursuant to that act by the Securities and Exchange Commission. Specifically, we are offering the shares to purchasers whom we believe are accredited investors, as that term is defined under applicable federal and state securities laws, and no more than 35 non-accredited investors. As of September 5, 2000, we have raised approximately $65,000.

In our opinion, our available funds will satisfy our working capital requirements through February 2001. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary as a result of a number of factors.

We anticipate that we will need to raise additional capital within the next 12 months, including cash for the following:

     o    development of our website;

     o    increased operating expenses;

     o    marketing and promotion of our products and services; and

     o    further implementation of our business strategies.

We cannot guaranty that we will have access to the capital markets in the future, or that financing will be available on acceptable terms to satisfy our cash requirements to implement our business strategies. Our inability to access the capital markets or obtain acceptable financing could have a material adverse effect on our results of operations and financial condition. To the extent that additional capital is raised through the sale of equity or equity-related securities, the issuance of such securities could result in dilution of our stockholders. We cannot guaranty that additional funding will be available on favorable terms. If adequate funds are not available within the next 12 months, we may be required to limit our proposed website development activities or to obtain funds through entering into arrangements with collaborative partners.

Our prospects must be considered speculative, considering the risks, expenses, and difficulties frequently encountered in the establishment of a new business, specifically the risks inherent in the development of electronic commerce.

Our business is subject to numerous risk factors, including the following:

We anticipate that we will need to raise additional capital to complete our website development and market our website.

To complete our development and market our proposed website, we anticipate that we will be required to raise additional funds. We believe that we may be able to acquire additional financing at commercially reasonable rates. We cannot guaranty that we will be able to obtain additional financing at commercially reasonable rates, or at all. We anticipate that we will expend in the future, substantial funds on the development and marketing and promotion of our website. The minimum amount of funding necessary to complete our current website redevelopment is approximately $25,000. Our failure to obtain additional financing would significantly limit or eliminate our ability to fund our sales and marketing activities, which would have a material adverse effect on our ability to continue our operation and compete with other providers.

We anticipate that we may seek additional funding through public or private sales of our securities, including equity securities, or through commercial or private financing arrangements. However, adequate funds, whether through financial markets or collaborative or other arrangements with corporate partners or from other sources, may not be available when needed or on terms acceptable to us. In the event that we are not able to obtain additional funding on a timely basis, we may be required to scale back any proposed operations or eliminate certain or all of our marketing programs, either of which could have a material adverse effect on our results of operations.

We operate in a highly competitive industry and we may not have adequate resources to market our products in order to compete successfully.

Competition in the Internet industry is intense. We compete directly with other companies and businesses that have developed and are in the process of developing online associations of property management professionals and licensed real estate brokers and agents which are functionally equivalent or similar to our proposed online association. We expect that these competitors who have developed similar websites will market those websites to our target customers, which will significantly affect our ability to compete.

Most of our competitors have substantially greater experience, financial and technical resources, marketing and development capabilities than we do. Many of those competitors with greater financial resources can afford to spend more resources than we can to market their websites. We cannot guaranty that we will succeed in marketing our websites and generating revenues. We cannot guaranty that our competitors will not succeed in marketing their websites and generating revenues.

Our ability to generate business depends on continued growth of online commerce.

Our ability to generate business through our proposed website depends on continued growth in the use of the Internet and in the acceptance and volume of commerce transactions on the Internet. Rapid growth in the use of the Internet and online services is a recent phenomenon. This growth may not continue. A sufficiently broad base of consumers may not accept, or continue to use, the Internet as a medium of commerce. We cannot guaranty that the number of Internet users will continue to grow in general or with respect to our site or that commerce over the Internet will become more widespread or that our sales will grow at a comparable rate. As is typical in the case of a new and rapidly evolving industry, demand and market acceptance for recently introduced services are subject to a high level of uncertainty. The Internet may not prove to be a viable commercial marketplace for a number of reasons including but not limited to:

     o    the lack of acceptable security technologies;

     o    the lack of access and ease of use;

     o    congestion of traffic;

     o inconsistent quality of service and the lack of availability of cost effective, high speed service;

     o    potentially inadequate development of the necessary infrastructure;

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

     o    governmental regulation and/or taxation; and

     o uncertainty regarding intellectual property ownership or the enforcement of intellectual property rights.

We may not be able to attract and expand our online traffic.

We believe that developing, maintaining and enhancing our proposed website will be a critical aspect of our efforts to attract and expand our online traffic. The number of Internet sites that offer competing services increases the importance of establishing and maintaining brand recognition. Many of these Internet sites already have well-established brands in online services or the real estate industry generally. Promotion of our website will depend largely on our success in providing a high-quality online experience supported by a high level of customer service. In addition, we intend to increase our spending on marketing and advertising with the intention of expanding the recognition of our website to attract and retain online users and to respond to competitive pressures. However, our proposed expenditures may not be effective to promote our brand or that our marketing efforts generally will achieve our goals.

We may not be able to maintain our web domain name, which may cause confusion among web users and decrease the value of our brand name.

We currently anticipate that we will own a web domain name relating to our brand. Currently, the acquisition and maintenance of domain names is regulated by governmental agencies and their designees. The regulation of domain names in the U.S. and in foreign countries is expected to change in the near future. As a result, we may not be able to maintain our domain name. These changes could include the introduction of additional top-level domains, which could cause confusion among web users trying to locate our sites. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. We may be unable to prevent third parties from acquiring domain names that are similar to ours. The acquisition of similar domain names by third parties could cause confusion among web users attempting to locate our site and could decrease the value of our brand name and the use of our site.

Although Internet commerce has yet to attract significant regulation, government regulation may result in fines, penalties, taxes or other costs that may reduce our future earnings.

Our Internet and e-commerce businesses currently are not directly regulated by any governmental agency, other than through regulations applicable to businesses generally. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet covering, among other things, the following issues:

     o    taxation of consumer transactions;

     o    advertising;

     o    user privacy;

     o    unsolicited marketing;

     o    pricing;

     o    quality of products and services;

     o    intellectual property;

     o    information security; and

     o    anti-competitive practices.

The adoption of laws or regulations covering these issues may decrease the growth of Internet commerce. Such laws could decrease the demand for our products and services, increase our cost of doing business, or otherwise have an adverse effect on our business, operating results or financial condition.

Moreover, the applicability to the Internet of existing laws governing issues including intellectual property ownership, libel and personal privacy is uncertain. If these existing laws were to be applied to the Internet, our business may be harmed.

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Taxing authorities in a number of states are currently reviewing the appropriate tax treatment of companies engaged in Internet commerce. New state tax regulations may subject us to additional state sales, use and income taxes. The adoption of any of these laws or regulations may decrease the growth of Internet usage or the acceptance of Internet commerce which could, in turn, decrease the demand for our products and services, increase costs and otherwise have a material adverse effect on our business, results of operations and financial condition.

Our proposed computer infrastructure may suffer security breaches. Any such breaches could jeopardize confidential information transmitted over the Internet, cause interruptions in our operations or cause us to have liability to third parties.

We intend to rely on technology that is designed to facilitate the secure transmission of confidential information. Our proposed computer infrastructure will be potentially vulnerable to physical or electronic computer break-ins, viruses and similar disruptive problems. A party who is able to circumvent our security measures could misappropriate proprietary information, jeopardize the confidential nature of information transmitted over the Internet or cause interruptions in our operations. Concerns over the security of Internet transactions and the privacy of users could also inhibit the growth of the Internet in general, particularly as a means of conducting commercial transactions. To the extent that our activities involve the storage and transmission of proprietary information, including personal financial information, security breaches could expose us to a risk of financial loss, litigation and other liabilities. Our insurance does not currently protect us against these losses. Any security breach would have a material adverse effect on our business, results of operations and financial condition.

Rapid technological changes may render our technology obsolete or decrease the competitiveness of our services.

To become competitive in the online real estate industry, we must enhance and improve the functionality and features of our proposed website. The Internet and the online commerce industry are rapidly changing. In particular, the online real estate industry is characterized by increasingly complex systems and infrastructures. If competitors introduce new services with new technologies, or if new industry standards and practices emerge, our proposed website and proprietary technology and systems may become obsolete. Our future success will depend on our ability to do the following:

     o    enhance our existing services;

     o develop and license new services and technologies that address the increasingly sophisticated and varied needs of our prospective customers and suppliers; and

     o respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

Developing our websites and other proprietary technology entails significant technical and business risks. We may use new technologies ineffectively or we may fail to adapt our websites, transaction-processing systems and network infrastructure to customer requirements or emerging industry standards. If we face material delays in introducing new services, products and enhancements, our customers and suppliers may forego the use of our services and use those of our competitors.

Our officers, directors and principal security holders own approximately 98.29% of our outstanding shares of common stock.

Our directors, officers and principal (greater than 5%) security holders, taken as a group, together with their affiliates, beneficially own, in the aggregate, approximately 98.29% of our outstanding shares of common stock. Certain principal security holders are our directors or executive officers. Such concentrated control of us may adversely affect the price of our common stock. These security holders may also be able to exert significant influence, or even control, matters requiring approval by our security holders, including the election of directors, as a result of such ownership. In

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

addition, certain provisions of Nevada law could have the effect of making it more difficult or more expensive for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us.

We lack a public market for shares of our common stock, which may make it difficult for investors to sell their shares.

There is no public market for shares of our common stock and no assurance can be given that an active public market will develop or be sustained. Therefore, investors may not be able to find purchasers for their shares of our common stock. Should there develop a significant market for our securities, the market price for those securities may be significantly affected by such factors as our financial results and introduction of new products and services. Factors such as announcements of new or enhanced products by us or our competitors and quarter-to-quarter variations in our results of operations, as well as market conditions in the high technology sector may have a significant impact on the market price of our shares. Further, the stock market has experienced extreme volatility that has particularly affected the market prices of equity securities of many companies and that often has been unrelated or disproportionate to the operating performance of such companies.

Item 3. Description of Property.

Property held by Us. As of the dates specified in the following table, we held the following property in the following amounts:

     ===============================================================
                  Property                  June 30, 2000
     ---------------------------------------------------------------
     Cash and equivalents                                   $251.00
     ---------------------------------------------------------------
     Property & Equipment, net                                 0.00
     ===============================================================

We define cash equivalents as all highly liquid investments with a maturity of 3 months or less when purchased. We do not presently own any interests in real estate. We do not presently own any inventory or equipment.

Our Facilities. We do not own any real property. Our executive, administrative and operating offices are located at 23 Corporate Plaza, Suite 180, Newport Beach, California 92663. Robert A. Younker, our President and a director, currently provides office space to us at no charge.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

Security Ownership of Certain Beneficial Owners. Other than directors and officers, there are no beneficial owners of 5% or more of our issued and outstanding common stock.

Security Ownership by Management. The following table specifies the number of shares of common stock owned by our officers and directors.

===================================================================================================================
Title of Class     Name of Beneficial Owner              Amount of Beneficial Owner               Percent of Class

-------------------------------------------------------------------------------------------------------------------
Common Stock       Robert Younker, President, Director             4,500,000 shares                    64.10%
-------------------------------------------------------------------------------------------------------------------
Common Stock       Carol Jean Gehlke, Secretary,                   2,000,000 shares                    28.49%
                   Treasurer, Director
-------------------------------------------------------------------------------------------------------------------
Common Stock       Calvin K. Mees, Director                         400,000 shares                      5.70%
-------------------------------------------------------------------------------------------------------------------
Common Stock                                               All directors and named executive           98.29%
                                                                  officers as a group
===================================================================================================================


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

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. In accordance with Securities and Exchange Commission rules, shares of our common stock which may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the table are deemed beneficially owned by the optionees. Subject to community property laws, where applicable, the persons or entities named in the table above have sole voting and investment power with respect to all shares of our common stock indicated as beneficially owned by them.

Changes in Control. We are not aware of any arrangements which may result in "changes in control" as that term is defined by the provisions of Item 403 of Regulation S-B.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

Executive Officers and Directors. We are dependent on the efforts and abilities of certain of our senior management. The interruption of the services of key management could have a material adverse effect on our operations, profits and future development, if suitable replacements are not promptly obtained. We have not entered into employment agreements with any of our key executives. We cannot guaranty that each executive will remain with us. In addition, our success depends, in part, upon our ability to attract and retain other talented personnel. Although we believe that our relations with our personnel are good and that we will continue to be successful in attracting and retaining qualified personnel, we cannot guaranty that we will be able to continue to do so. Our officers and directors will hold office until their resignation or removal.

The following table sets forth information regarding our executive officers and directors as well as other key members of our management.

================================================================================
Name                      Age       Position
--------------------------------------------------------------------------------
Robert A. Younker          56       President and a Director
--------------------------------------------------------------------------------
Carol Jean Gehlke          47       Secretary, Treasurer and a Director
--------------------------------------------------------------------------------
Calvin K. Mees             40       Director
================================================================================

Robert A. Younker. Mr. Younker has been the President and one of our directors since our inception. Mr. Younker is responsible for management of our day-to-day operations. Since 1997, Mr. Younker has managed the commercial division of REMAX Real Estate in Newport Beach. From 1996 to 1997, Mr. Younker worked as a real estate investment sales agent for Marcus & Millichap, Inc., in Miami and Fort Lauderdale, Florida. Mr. Younker has been involved in the real estate industry for approximately 28 years and has possessed a California Real Estate Salesperson license since 1978. Mr. Younker is not an officer or a director of any other reporting company.

Carol Jean Gehlke. Ms. Gehlke has been the Secretary, Treasurer and one of our directors since our inception. Ms. Gehlke is responsible for day-to-day operations as well as our sales and marketing activities. Since 1986, Ms. Gehlke has been the Chief Executive Officer of REO Nationwide Outsource Services which manages a network of real estate agents who process and liquidate real estate owned (REO) properties for lenders and servicers nationally. Ms. Gehlke has extensive experience in the real estate industry and possesses a California Real Estate Salesperson license since 1980. Ms. Gehlke graduated from the University of California, Irvine with a Bachelor of Arts in urban planning in 1975. Ms. Gehlke is not an officer or a director of any other reporting company.

Calvin K. Mees. Mr. Mees has been one of our directors since our inception. Mr. Mees has been self-employed as a small business financial consultant since March 1996. Mr. Mees was a securities broker and account executive with Lew Lieber Baum & Company from April 1994 through March 1996, and held a Series 7 general securities representative license until March 1996. Mr. Mees is currently an officer and a director of CATNK, Inc. a Nevada corporation.

There is no family relationship between any of our officers or directors. There are no orders, judgments, or decrees of any governmental agency or administrator, or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining any of our officers or directors from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security, or any aspect of the securities business or of theft or of any felony, nor are any of the officers or directors of any corporation or entity affiliated with us so enjoined.

Item 6. Executive Compensation.

Any compensation received by our officers, directors, and management personnel will be determined from time to time by our Board of Directors. Our officers, directors, and management personnel will be reimbursed for any out-of-pocket expenses incurred on our behalf.

Summary Compensation Table. The table set forth below summarizes the annual and long-term compensation for services in all capacities to us for the year ended payable to our President and our other executive officers whose total annual salary and bonus is anticipated to exceed $50,000 during the year ending December 31, 2000. Our Board of Directors may adopt an incentive stock option plan for our executive officers which would result in additional compensation.

======================================================================================================
Name and Principal Position        Year      Annual      Bonus ($)      Other Annual       All Other
                                           Salary ($)                 Compensation ($)    Compensation
------------------------------------------------------------------------------------------------------
Robert Younker, President          2000       None          None            None              None
------------------------------------------------------------------------------------------------------
Carol Jean Gehlke, Secretary,
Treasurer                          2000       None          None            None              None
======================================================================================================

Compensation of Directors. Our directors who are also our employees receive no extra compensation for their service on our Board of Directors.

Compensation of Officers. As of September 5, 2000, our officers have received no compensation for their services provided to us.

Employment Contracts. We anticipate that we will enter into employment contracts with Robert Younker and Carol Jean Gehlke.

Stock Option Plan. We anticipate that we will adopt a stock option plan, pursuant to which shares of our common stock will be reserved for issuance to satisfy the exercise of options. The stock option plan will be designed to retain qualified and competent officers, employees, and directors. Our Board of Directors, or a committee thereof, shall administer the stock option plan and will be authorized, in its sole and absolute discretion, to grant options thereunder to all of our eligible employees, including officers, and to our directors, whether or not those directors are also our employees. Options will be granted pursuant to the provisions of the stock option plan on such terms, subject to such conditions and at such exercise prices as shall be determined by our Board of Directors. Options granted pursuant to the stock option plan shall not be exercisable after the expiration of ten years from the date of grant.

Item 7.  Certain Relationships and Related Transactions.

Conflicts Related to Other Business Activities. The persons serving as our officers and directors have existing responsibilities and, in the future, may have additional responsibilities, to provide management and services to other entities in addition to us. As a result, conflicts of interest between us and the other activities of those persons may occur from time to time.

We will attempt to resolve any such conflicts of interest in our favor. Our officers and directors are accountable to us and our shareholders as fiduciaries, which requires that such officers and directors exercise good faith and integrity in handling our affairs. A shareholder may be able to institute legal action on our behalf or on behalf of that shareholder and all other similarly situated shareholders to recover damages or for other relief in cases of the resolution of conflicts in any manner prejudicial to us.

Related Party Transactions. There have been no related party transactions, except for the following:

Robert A. Younker, our President and a director, currently provides office space to us at no charge.

With regard to any future related party transaction, we plan to fully disclose any and all related party transactions, including, but not limited to, the following:

     o    disclosing such transactions in prospectus' where required;

     o disclose in any and all filings with the Securities and Exchange Commission, where required;

     o    obtain uninterested directors consent; and

     o    obtain shareholder consent where required.

Transactions with Promoters. Robert A. Younker, Carol Jean Gehlke, Calvin K. Mees, Bruce Younker, Richard Ross, Mark Jaques and Cindy Podosin were issued 6,950 shares of our $1.00 par value common stock in exchange for their services to us valued at $6,950.

Item 8.  Description of Securities.

Our authorized capital stock originally consisted of 7,000 shares of $1.00 par value common stock. On June 26, 2000, we amended our Articles of Incorporation to authorize 100,000,000 shares of $.001 par value common stock, of which 7,020,000 are issued and outstanding as of September 5, 2000, and 50,000,000 shares of $.001 par value preferred stock, of which no such shares are issued and outstanding as of September 5, 2000. On July 10, 2000, our Board of Directors authorized a forward split of 1000 to 1.

Each shareholder of our common stock is entitled to a pro rata share of cash distributions made to shareholders, including dividend payments. The holders of our common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of our directors or any other matter. Therefore, the holders of more than 50% of the shares voted for the election of those directors can elect all of the directors. The holders of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors from funds legally available therefore. Cash dividends are at the sole discretion of our Board of Directors. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of our liabilities and after provision has been made for each class of stock, if any, having any preference in relation to our common stock. Holders of shares of our common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to our common stock.

Dividend Policy. We have never declared or paid a cash dividend on our capital stock. We do not expect to pay cash dividends on our common stock in the foreseeable future. We currently intend to retain our earnings, if any, for use in our business. Any dividends declared in the future will be at the discretion of our Board of Directors and subject to any restrictions that may be imposed by our lenders.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

Reports to Security Holders. Our securities are not listed for trading on any exchange or quotation service. We are not required to comply with the timely disclosure policies of any exchange or quotation service. The requirements to which we would be subject if our securities were so listed typically include the timely disclosure of a material change or fact with respect to our affairs and the making of required filings. Although we are not required to deliver an annual report to security holders, we intend to provide an annual report to our security holders, which will include audited financial statements.

We will be a reporting company pursuant to the Securities and Exchange Act of 1934 upon the effective date of this Registration Statement on Form 10-SB. As such, we will be required to provide an annual report to our security holders, which will include audited financial statements, and quarterly reports, which will contain unaudited financial statements. The public may read and copy any materials filed with the Securities and Exchange Commission at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street NW, Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission. The address of that site is http://www.sec.gov.

There are no outstanding options or warrants to purchase, or securities convertible into, shares of our common stock. There are no outstanding shares of our common stock that we have agreed to register under the Securities Act for sale by security holders. The approximate number of holders of record of shares of our common stock is twenty-nine (29).

There have been no cash dividends declared on our common stock. Dividends are declared at the sole discretion of our Board of Directors.

On July 10, 2000, our Board of Directors authorized a forward split of 1000 to 1.

Penny Stock Regulation. Shares of our common stock will probably be subject to rules adopted the Securities and Exchange Commission that regulate broker-dealer practices in connection with transactions in "penny stocks". Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in those securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission, which contains the following:

     o a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;

     o a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to violation to such duties or other requirements of securities' laws;

     o a brief, clear, narrative description of a dealer market, including "bid" and "ask" prices for penny stocks and the significance of the spread between the "bid" and "ask" price;

     o    a toll-free telephone number for inquiries on disciplinary actions;

     o definitions of significant terms in the disclosure document or in the conduct of trading in penny stocks; and

     o such other information and is in such form (including language, type, size and format), as the Securities and Exchange Commission shall require by rule or regulation.

Prior to effecting any transaction in penny stock, the broker-dealer also must provide the customer the following:

     o    the bid and offer quotations for the penny stock;

     o the compensation of the broker-dealer and its salesperson in the transaction;

     o the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and

     o monthly account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitably statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Holders of shares of our common stock may have difficulty selling those shares because our common stock will probably be subject to the penny stock rules.

Item 2.  Legal Proceedings.

There are no legal actions pending against us nor are any legal actions contemplated by us at this time.

Item 3.  Changes in and Disagreements with Accountants.

There have been no changes in or disagreements with our accountants since our formation required to be disclosed pursuant to Item 304 of Regulation S-B.

Item 4.  Recent Sales of Unregistered Securities.

There have been no sales of unregistered securities within the last three (3) years which would be required to be disclosed pursuant to Item 701 of Regulation S-B, except for the following:

On August 25, 2000, we issued 5,000 shares of our common stock to Michael Muellerleile, in a transaction which we believe satisfies the requirements of that certain exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of that act and Rule 506 of Regulation D promulgated pursuant to that act by the Securities and Exchange Commission. The shares were issued in exchange for legal services provided to us.

On or about August 9, 2000, we issued 65,000 shares of our common stock for $1.00 per share. The shares were issued in a transaction which we believe satisfies the requirements of that certain exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of that act and Rule 506 of Regulation D promulgated pursuant to that act by the Securities and Exchange Commission. Specifically, the offer was made to "accredited investors", as that term is defined under applicable federal and state securities laws, and no more than 35 non-accredited investors. The value of the shares was arbitrarily set by us and had no relationship to our assets, book value, revenues or other established criteria of value. There were no commissions paid on the sale of those shares. The net proceeds were $65,000. All twenty one purchasers of shares of our common stock were business associates, personal friends or family members of Robert A. Younker, our President and one of our directors, or Carol Jean Gehlke, our Secretary, Treasurer and one of our directors.

In May 1998, we issued 6,950 shares of our $1.00 par value common stock to Robert A. Younker, Carol Jean Gehlke, Calvin K. Mees, Bruce Younker, Richard Ross, Mark Jaques and Cindy Podosin in exchange for their services in reliance on the exemption specified by the provisions of Section 4(2) of the Securities Act of 1933, as amended. On June 26, 2000, we amended our Articles of Incorporation to authorize 100,000,000 shares of $.001 par value common stock. On July 10, 2000, our Board of Directors authorized a forward split of 1000 to 1.

Item  5. Indemnification of Directors and Officers.

Article VIII of our Articles of Incorporation provides, among other things, that our officers or directors shall not be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as an officer or director, except for liability

     o for any breach of such director's duty of loyalty to us or our security holders;

     o for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     o for unlawful payments of dividends or unlawful stock purchase or redemption by the corporation; or

     o for any transaction from which such officer or director derived any improper personal benefit.

Accordingly, our officers or directors may have no liability to our shareholders for any mistakes or errors of judgment or for any act or omission, unless such act or omission involves intentional misconduct, fraud, or a knowing violation of law or results in unlawful distributions to our shareholders.

Indemnification Agreements. We anticipate that we will enter into indemnification agreements with each of our executive officers pursuant to which we will agree to indemnify each such person for all expenses and liabilities, including criminal monetary judgments, penalties and fines, incurred by such person in connection with any criminal or civil action brought or threatened against such person by reason of such person being or having been our officer or director or employee. In order to be entitled to indemnification by us, such person must have acted in good faith and in a manner such person believed to be in our best interests and, with respect to criminal actions, such person must have had no reasonable cause to believe his or her conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                    PART F/S

Copies of the financial statements specified in Regulation 228.310 (Item 310) are filed with this Registration Statement, Form 10-SB.

(a) Index to Financial Statements.                                     Page

1    Independent Auditor's Report                                      F-1

2    Audited Balance Sheets                                            F-2
     as of June 30, 2000

3    Audited Statement of Operations                                   F-3
     for the Years Ended June 30, 2000 and 1999
     and for the Period of Inception to June 30, 2000

4    Audited Statements of Stockholders'                               F-4
     Equity as of June 30, 2000

5    Audited Statements of Cash Flows                                  F-5
     for the Years Ended June 30, 2000 and 1999
     and for the Period of Inception to June 30, 2000

6    Notes to Financial Statements                               F-6 through F-8

                             B Y & C MANAGEMENT, INC

                          Audited Financial Statements

                                  June 30, 2000




                               Clyde Bailey, P.C.
                           Certified Public Accountant
                            10924 Vance Jackson #404
                            San Antonio, Texas 78230

Board of Directors
B Y & C Management, Inc.


                          INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying balance sheet of B Y & C Management, Inc. (Company) as of June 30, 2000 and the related statement of operations, statement of stockholders' equity, and the statement of cash flows for the years then ended June 30, 2000 and 1999 and from April 28, 1998 (inception) to June 30, 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

The Company is a development stage enterprise, as defined in Financial Accounting Standards Board No. 7. The Company is devoting all of its present efforts in securing and establishing a new business, and its planned principal operations have not commenced, and, accordingly, no revenue has been derived during the organizational period.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2000 and the results of its operations for the year then ended in conformity with generally accepted accounting principles.


                                 S/ Clyde Bailey

                                  Clyde Bailey
                           Certified Public Accountant


San Antonio, Texas
August 28, 2000

                              B Y & C Management Inc.
                        (A Development Stage Enterprise)
                                 Balance Sheet
                              As of June 30, 2000

                                     ASSETS

Current Assets
     Cash                                                 $   251
                                                          -------
          Total Current Assets                                          $   251
                                                                        -------

          Total Assets                                                      251
                                                                        =======

                                  LIABILITIES

Current Liabilities
     Taxes Payable                                             --
                                                          -------
          Total Current Liabilities                                          --
                                                                        -------
          Total Liabilities                                                  --

     Commitments and Contingencies                                           --


                              STOCKHOLDERS' EQUITY

Preferred Stock                                                              --
     50,000,000 authorized shares, par value $.001 no shares issued and outstanding

Common Stock                                                              6,950
     100,000,000 authorized shares, par value $.001
     6,950,000 shares issued and outstanding

Additional Paid-in-Capital                                                   --
Accumulated Deficit                                                      (6,699)
                                                                        -------
     Total Stockholders' Equity (Deficit)                                   251
                                                                        -------
     Total Liabilities and Stockholders' Equity                             251
                                                                        =======


The accompanying notes are integral part of consolidated financial statements.

                             B Y & C Management, Inc.
                        (A Development Stage Enterprise)
                            Statement of Operations

                                              --------------------------   ------------
                                                 For the Year Ended        From 4/28/98
                                                      June 30                to June 30
                                              --------------------------   ------------
                                                  2000           1999          2000
                                              -----------    -----------   ------------

Revenues:

  Revenues                                             --         10,000        126,000
                                              -----------    -----------    -----------
      Total Revenues                          $        --    $        --    $   126,000


Expenses:
   Consulting                                       2,350             --         56,226
   Professional Fees                                   --         35,879         39,085
   Operating Expenses                               9,122         16,746         23,117
                                              -----------    -----------    -----------
       Total Expenses                              11,472         52,625        118,428

       Net Income (Loss) from Operations      $   (11,472)   $   (42,625)   $     7,572

Other Income and Expenses:

  Sale of Assets                                  (14,271)            --        (14,271)
                                              -----------    -----------    -----------
       Net Income before Taxes                $   (25,743)   $   (42,625)   $    (6,699)

Provision for Income Taxes:

  Income Tax Benefit                                   --             --             --

       Net Income (Loss)                      $   (25,743)   $   (42,625)   $    (6,699)
                                              ===========    ===========    ===========

Basic and Diluted Earnings Per Common Share        (0.004)        (0.006)        (0.001)
                                              -----------    -----------    -----------

Weighted Average number of Common Shares
    used in per share calculations              6,950,000      6,950,000      6,950,000
                                              ===========    ===========    ===========

 The accompanying notes are integral part of consolidated financial statements.

                            B Y & C Management, Inc.
                        (A Development Stage Enterprise)
                       Statement of Stockholders' Equity
                              As of June 30, 2000

                                                        $0.001            Paid-In      Accumulated       Stockhoders'
                                      Shares           Par Value          Capital        Deficit           Equity
                                     ---------         ---------         ---------     ---------          ---------

Balance, April 28, 1998                     --         $      --         $      --     $      --          $      --

Stock Issuance*                      6,950,000             6,950                --            --              6,950

Net Income (Loss)                                                                         61,669             61,669
                                     ---------         ---------         ---------     ---------          ---------

Balance, June 30, 1998               6,950,000             6,950                --        61,669             68,619

Net Income (Loss)                                                                        (42,625)           (42,625)
                                     ---------         ---------         ---------     ---------          ---------

Balance, June 30, 1999               6,950,000             6,950                --        19,044             25,994

Net Income (Loss)                                                                        (25,743)           (25,743)
                                     ---------         ---------         ---------     ---------          ---------

Balance May 31, 2000                 6,950,000         $   6,950         $      --     $  (6,699)         $     251
                                     =========         =========         =========     =========          =========

*Retroactively Restated

 The accompanying notes are integral part of consolidated financial statements.

                             B Y & C Management Inc.
                        (A Development Stage Enterprise)
                            Statement of Cash Flows


                                                  --------------------------   ------------
                                                     For the Year Ended        From 4/28/98
                                                          June 30                to June 30
                                                  --------------------------   ------------
                                                      2000           1999          2000
                                                  -----------    -----------   ------------


Cash Flows from Operating Activities:

   Net Income (Loss)                              $(25,743)       $(42,625)      $ (6,699)

   Changes in operating assets and liabilities:
             Stock issued for Services                  --               --          6,950
                                                  --------         --------       --------
             Total Adjustments                          --               --          6,950
                                                  --------         --------       --------
Net Cash Used in Operating Activities             $(25,743)        $(42,625)      $    251


Cash Flows from Investing Activities:

   Assets Sold                                      25,081               --             --
   Investments Purchased                                --           (3,633)            --
                                                  --------         --------       --------
Net Cash Used in Investing Activities             $ 25,081         $ (3,633)      $     --
                                                  --------         --------       --------


Cash Flows from Financing Activities:

   Note Payable                                         --               --             --
   Common Stock                                         --               --             --
                                                  --------         --------       --------
Net Cash Provided for Financing Activities        $     --         $     --       $     --
                                                  --------         --------       --------

Net Increase (Decrease) in Cash                   $   (662)        $(46,258)      $    251

Cash Balance, Begin Period                             913           47,171             --
                                                  --------         --------       --------
Cash Balance, End Period                          $    251         $    913       $    251
                                                  ========         ========       ========


Supplemental Disclosures:
   Cash Paid for interest                         $     --         $     --       $     --
   Cash Paid for income taxes                     $     --         $     --       $     --
   Stock Issued for Services                      $     --         $     --       $  6,950



 The accompanying notes are integral part of consolidated fina ncial statements.

                            B Y & C Management, Inc.
                          Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies

Organization

B Y & C Management, Inc. ("the Company") was incorporated under the laws of the State of Florida on April 28, 1998 for the purpose to promote and carry on any lawful business for which a corporation may be incorporated under the laws of the State of Florida. The company has a total of 100,000,000 authorized common shares with a par value of $.001 per share and with 6,950,000 common shares issued and outstanding as of June 30, 2000. The Company has a total of 50,000,000 authorized shares of preferred stock with a par value of $.001 and no shares are outstanding. On June 27, 2000, the Company filed a Certificate of Amendment to the Articles of Incorporation with the Florida Corporation Commission to increase the authorized common shares to 100,000,000, authorize 50,000,000 in preferred shares, and change the par value to $.001. The Company has been mostly inactive since inception and has little or no operating revenues or expenses.

Development Stage Enterprise

The Company is a development stage enterprise, as defined in Financial Accounting Standards Board No. 7. The Company is devoting all of its present efforts in securing and establishing a new business, and its planned principal operations have not commenced, and, accordingly, no revenue has been derived during the organizational period other than the initial revenue of $126,000.

Fixed Assets

The Company has no fixed assets at this time.

Federal Income Tax

The Company has adopted the provisions of Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes. The Company accounts for income taxes pursuant to the provisions of the Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                            B Y & C Management, Inc.
                          Notes to Financial Statements


Note 1 - Summary of Significant Accounting Policies (con't)

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. Revenues are recognized when earned and expenses when incurred. Fixed assets are stated at cost. Depreciation and amortization using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.

Earnings per Common Share

The Company adopted Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which simplifies the computation of earnings per share requiring the restatement of all prior periods.

Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during each year.

Diluted earnings per share are computed on the basis of the weighted average number of common shares and dilutive securities outstanding. Dilutive securities having an anti-dilutive effect on diluted earnings per share are excluded from the calculation.

Comprehensive Income

Statement  of  Financial   Accounting   Standards  (SFAS)  No.  130,  "Reporting
Comprehensive Income," establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No.130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company does not have any assets requiring disclosure of comprehensive income.

Segments of an Enterprise and Related Information

Statement of Financial Accounting Standards (SFAS) No. 131, Disclosures about Segments of an Enterprise and Related Information, supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has evaluated this SFAS and does not believe it is applicable at this time.

                            B Y & C Management, Inc.
                          Notes to Financial Statements


Note 2 - Common Stock

In April of 1998, a total of 6,950 shares of stock were issued for consulting services to the founders of the Company. On June 26, 2000, the Company approved a 1000/1 forward split of the common shares making the total shares outstanding as 6,950,000 as of June 30, 2000.

Note 3 - Other Income and Expenses

The Company had acquired an automobile in June of 1998 for $21,448. The automobile was sold for $5,100 in September of 1999 which resulted in a loss of $16,348. Also, the Company had purchased some stock in March of 1999 and sold the shares in September of 1999 which resulted in a gain of $2,077.

Note 4 - Related Parties

The  Organization  has  no  significant   related  party   transactions   and/or
relationships any individuals or entities.

Note 5 - Subsequent Events

There were no other material subsequent events that have occurred since the balance sheet date that warrants disclosure in these financial statements.

                                    PART III

Item 1.  Index to Exhibits

Exhibits.

Copies of the following documents are filed with this Registration Statement on Form 10-SB, as exhibits:

3.1      Articles of Incorporation                             E-1 through E-3

3.2      Certificate of Amendment of Articles of
         Incorporation                                               E-4

3.3      Bylaws                                                E-5 through E-11

27       Financial Data Schedule                                     E-12

                                   SIGNATURES

     In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, we have duly caused this Registration Statement on Form 10-SB to be signed on our behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, California, on September 6, 2000.

                                             B Y & C, Management, Inc.,
                                             a Florida corporation


                                             By:  /s/ Robert Younker
                                                  ------------------------------
                                                  Robert Younker
                                             Its: President, Director

                                       18